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                                October 14, 2021

       Ezra Dabah
       President and Chief Executive Officer
       Kidpik Corp.
       200 Park Avenue South, 3rd Floor
       New York, New York 10003

                                                        Re: Kidpik Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 6,
2021
                                                            File No. 333-260101

       Dear Mr. Dabah:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2021 letter.

       Registration Statement on Form S-1 Filed October 6, 2021

       Risk Factors
       We will need additional capital . . . ., page 12

   1. Please address in this risk factor the terms of, and the risks associated with, the financial support letter you have
received from Mr. Dabah. Please also address the letter in the
                                                        "We will require
additional capital . . ." risk factor on page 13.
       Capitalization, page 44

   2. We note that you have addressed comment 3, in part. Please revise to include the long-
                                                        term loan payable.
 Ezra Dabah
Kidpik Corp.
October 14, 2021
Page 2
Exhibits

3. We note that not all stockholders included on the signature pages to the Stockholder
      Covenant Termination and Release Agreement filed as Exhibit 10.34 to the registration statement have executed the agreement. Please disclose whether there are certain stockholders that maintain the Special Stock Rights referenced in that agreement and if so, describe those rights.
General

4. We note your disclosure that your audit committee will consist of one independent director. Please tell us how you expect to comply with Nasdaq Listing
Rules
      5605(c)(2)(A) and 5615-5, or disclose your intent to take advantage of the phase in period offered by the rule.
       You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameEzra Dabah
                                                           Division of
Corporation Finance
Comapany NameKidpik Corp.
                                                           Office of Trade &
Services
October 14, 2021 Page 2
cc:       David M. Loev, Esq.
FirstName LastName